
Mail Stop 4631

September 29, 2009

via U.S. mail and facsimile

Randolph Gress, CEO
Innophos Holdings, Inc.
Innophos, Inc.
259 Prospect Plains Road
Cranbury, New Jersey 08512

> **RE: Innophos Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and**
> **June 30, 2009**
> **File No. 1-33124**
>
> **Innophos, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and**
> **June 30, 2009**
> **File No. 333-129951**

Dear Mr. Gress:

        We have reviewed your response letter dated September 25, 2009, and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

1. We note the disclosures you intend to provide in your third quarter of fiscal year 2009 Form 10-Q in response to comments 1 and 6 in our letter dated September 14, 2009. To the extent that the fair value of your Mexico reporting unit did not substantially exceed the carrying value, including goodwill, please disclose the percentage by which fair value exceeded carrying value as of the most recent step-one test. In addition, to the extent that undiscounted cash flows for each of the asset groups within your Mexico operations (e.g., Coatzacoalcos plant) did not substantially

exceed the carrying value, please disclose the percentage that the undiscounted cash flows exceeded the carrying value by asset group. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and require disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss." Please also refer to Section 501.14 of the Financial Reporting Codification for additional guidance.

2. We note your response to comment 7 in our letter dated September 14, 2009. It is unclear to us how you determined that your disclosures in your fiscal year 2008 Form 10-K and subsequent Forms 10-Q provide investors with a clear understanding as to the impact the termination of the phosphate rock supply agreement with OCP, S.A. will have on your gross profit margins and cash flows for your Mexico operations given that OCP, S.A. has been your Mexico operations sole provider of phosphate rock since 1992. While we do note that you have provided disclosures about the material terms and the current disputes of the phosphate supply agreement, it is unclear how these disclosures provide investors with an understanding as to how the Mexico operations gross profit margins and cash flows will be impacted. In this regard, we note that you have taken this termination into consideration when estimating the fair value of the Mexico operations. As such, it would appear enhanced disclosures of these considerations should be included in future filings to allow an investor to understand the impact the termination is expected to have as seen through the eyes of management. Refer to Item 303(A)(3)(ii) of Regulation S-K, Instruction 3 to Item 303(A) of Regulation S-K, Section 501.12.b.3. of the Financial Reporting Codification for guidance.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief